601 Lexington Avenue
New York, NY 10022
Jennifer L. Lee	United States
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+1 212 909-3021	+1 212 446 4800	+1 212 446 4900
jennifer.lee@kirkland.com
www.kirkland.com

December 17, 2021

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549 Attention: Kathleen Krebs, Joshua Shainess

Re:	KORE Group Holdings, Inc.
Registration Statement on Form S-1
Filed December 2, 2021
File No. 333- 261464

Dear Ms. Krebs and Mr. Shainess:

On behalf of our client, KORE Group Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated December 15, 2021, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on December 2, 2021 (the “Registration Statement”).

In order to facilitate your review of our response, we have restated the Staff’s comment in this letter and have set forth the Company’s response to the Staff’s comments immediately below. In addition, the Company has revised the Registration Statement in response to the Staff’s comment and is submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s response correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Austin     Bay Area     Beijing     Boston     Brussels     Chicago     Dallas     Hong Kong     Houston     London     Los Angeles     Munich     Paris     Shanghai     Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

December 17, 2021

Form S-1

Principal Stockholders, page 81

1.

Staff’s comment: It appears that affiliates of Drawbridge Special Opportunities Fund and affiliates of Fortress may be 5% beneficial holders based upon the number of shares listed in the footnotes to the selling shareholder table. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 81 of the Amendment.

Selling Securityholders, page 83

2.

Staff’s comment: Revise the selling securityholder table to disclose the number of shares being offered by each selling securityholder. Additionally, indicate the nature of any position, office, or other material relationship which any selling securityholder has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 84 of the Amendment accordingly.

3.	Staff’s comment: Please clarify what securities and transactions you are registering. For example:

•

The prospectus cover page indicates you are registering 8,911,745 shares issuable upon the exercise of warrants; however, the legality opinion indicates that you are registering both the issuance by the company of the shares upon exercise of the warrants and the resale of all the shares by selling shareholders. Please clarify. Furthermore, please identify the warrants and how the selling shareholders received their warrants.

•

The prospectus cover page and legality opinion indicate you are registering common stock issuable upon the exercise of the Exchangeable Notes. Please provide your analysis of why it is appropriate to register the issuance by the company of shares upon exercise of the Exchangeable Notes. In this regard, we note that the Exchangeable Notes were issued in reliance upon an exemption from registration and are immediately exchangeable by the holder for shares or may redeemed at the company’s option for shares after September 30, 2023.

•

The legality opinion indicates the shares issuable upon exchange of the Exchangeable Notes are being registered for resale by the selling securityholders; however, the prospectus cover page does not disclose this resale, and the selling shareholder table on page 83 indicates that the selling securityholders are offering the exchangeable notes. Please advise and revise as appropriate.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

December 17, 2021

Response: The Company respectfully acknowledges the Staff’s comment. In response to the first bullet, the Company has revised the cover to clarify that the Registration Statement is registering the issuance of the common stock of the Company underlying the Company warrants that were issued to holders of private and public CTAC warrants in connection with the Business Combination. Further, we have revised our opinion to clarify this point. We are not registering for resale such shares of common stock.

In response to the second bullet, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page to clarify that the Company is registering the resale of the shares of common stock issuable to the holders of the Exchangeable Notes pursuant to certain registration rights provided to the holders of the Exchangeable Notes in the Backstop Agreement. We are not registering the issuance of the shares of common stock upon the exchange of the Exchangeable Notes.

In response to the third bullet, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 84 of the Amendment to clarify it is the resale of the shares of common stock issuable upon the exchange of the Exchangeable Notes being registered, not the Exchangeable Notes.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

December 17, 2021

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions regarding this matter, please contact the undersigned at (212) 909-3021 or by e-mail at jennifer.lee@kirkland.com.

Sincerely,

/s/ Jennifer L. Lee

Jennifer L. Lee

VIA E-MAIL

cc: Jack W. Kennedy Jr.

 KORE Group Holdings, Inc.